EXHIBIT 11.1

CPI Corp.
Computation of Per Common Share Income - Diluted
(Unaudited)

in thousands, except share and per share data	12 Weeks Ended
	April 30, 2011	May 1, 2010
Diluted:
Net income applicable to common shares	$747	$6,540

Shares:
Weighted average number of common shares outstanding	9,092,429	9,302,882
Dilutive effect of exercise of certain stock options	4,244	1,814
Less: Treasury stock - weighted average	(2,098,333)	(2,128,219)

Weighted average number of common and common equivalent shares outstanding	6,998,340	7,176,477

Net income per common and common equivalent shares	$0.11	$0.91